SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

STARLIMS Technologies Ltd.
(Name of Registrant)

32B Habarzel Street, Tel Aviv 69710, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

STARLIMS Technologies Ltd.

6-K Items

1.	Press release: STARLIMS Consolidates Direct Presence in Europe; Hires LIMS Veteran Joe Peden to Head STARLIMS Europe; Dated August 14, 2008

ITEM 1

STARLIMS Consolidates Direct Presence in Europe; Hires LIMS Veteran Joe Peden to Head STARLIMS Europe

HOLLYWOOD, Fla., August 14, 2008 – STARLIMS Technologies Ltd. (Nasdaq:LIMS), a leading provider of laboratory information management systems, or LIMS, today announced the establishment of STARLIMS Europe as a result of the May 2008 acquisition of its long-time United Kingdom partner, and the hiring of LIMS veteran Joe Peden as general manager of the new subsidiary.

Acquisition Consolidates Direct Presence in Europe

“Having acquired our long-standing UK partner as the keystone for STARLIMS Europe, we are poised to take advantage of the increasing number of opportunities within Europe, and to enhance our local professional services capabilities,” said STARLIMS CEO Itschak Friedman. “The UK team represents an exceptional LIMS talent pool with many years of experience selling, implementing and supporting STARLIMS products. Having closed the acquisition in May, we are already deep into the integration process and actively hiring additional sales and service staff to support growing UK and pan-European activities.”

Joe Peden, General Manager of STARLIMS Europe

“We are delighted to announce that Joe Peden will join us as general manager of STARLIMS Europe, bringing a wealth of expertise in almost every area of the LIMS business as well as proven leadership experience,” said Friedman. Mr. Peden will be responsible for managing the growth of our European business, while also contributing to corporate product development. “With Joe Peden’s leadership, we believe STARLIMS Europe can make significant advances in terms of sales, marketing and project delivery, leading to substantial market share growth in this region” Friedman said.

About Joe Peden

Mr. Peden has two decades of experience in LIMS product development, marketing, sales and executive positions. Before joining STARLIMS, he was president and chief operating officer of Ardenno, a provider of collaborative knowledge management software solutions for research and development. Previously, Mr. Peden worked for Thermo Fisher Scientific, where he became senior director of marketing and product management for the informatics group. Previous responsibilities at Thermo Fisher Scientific included the development of strategic partnerships for the laboratory information management group, and leading launch initiatives for new products in market segments including bio-informatics research and development.

Mr. Peden holds a B.Sc. degree in genetics and microbiology and M.Sc. degree in biotechnology, both from the Queen’s University of Belfast, where he graduated with honors. He is frequently invited as a speaker at industry conferences.

“STARLIMS is uniquely positioned to leverage its leadership position in the global LIMS market and make a significant leap forward in the European region,” said Mr. Peden. “I can think of no other LIMS solution that can deliver a comprehensive, integrated, multi-site, web-based laboratory informatics platform – and that is precisely what many Europe-based companies are seeking. I look forward to working with the STARLIMS team to further develop the company’s reach in the European LIMS markets.”

About STARLIMS

STARLIMS Technologies Ltd. (Nasdaq:LIMS) is a leading provider of laboratory information management systems (LIMS), with over 20 years of LIMS experience. The Company’s flagship product, STARLIMS®, improves the reliability of laboratory sampling processes, supports compliance with domestic and international regulations and industry standards, and provides comprehensive reporting, monitoring and analysis capabilities. STARLIMS software is used for quality assurance and control, testing and monitoring, and research and development in government, manufacturing and life sciences organizations. With operations in the United States, Canada, the United Kingdom, Israel and Hong Kong, the company serves over 500 organizations in 40 countries. For more information, please see http://www.starlims.com.

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions, changes in demand for products and services, the timing and amount or cancellation of orders, loss of market share and other risks detailed from time to time in STARLIMS’s filings from time to time with the Securities and Exchange Commission. Such filings contain and identify these and other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARLIMS Technologies Ltd. (Registrant) By: /s/ Chaim Friedman —————————————— Chaim Friedman Chief Financial Officer

Date: August 14, 2008